Exhibit 12.1

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Successor					Predecessor
	Year	Year	Year	Year	Eight Months	Four Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	April 30,
	2008	2007	2006	2005	2004	2004
Earnings:
Income (loss) before income taxes	$(96,266)	$(71,859)	$(53,320)	$(26,621)	$2,767	$107,989
Fixed Charges	22,034	22,757	17,751	13,316	5,918	678
Total Earnings	(74,322)	(49,102)	(35,569)	(13,305)	8,685	108,667
Fixed Charges:
Interest expense, including amortization of debt issue costs	17,746	19,764	16,782	12,892	5,733	567
Estimated interest factor of rental expense	4,288	2,993	969	424	185	111
Total fixed charges	22,034	22,757	17,751	13,316	5,918	678

Ratio of earnings to fixed charges and preferred dividends	—	—	—	—	1.5	160.3
Deficiency of earnings to fixed charges and preferred dividends	$96,266	$71,859	$53,320	$26,621	—	—